SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377 and 333-116964.

                                 RADVISION Ltd.

6-K Items

     1.   RADVISION Ltd.  Consolidated  Financial  Statements  and  Management's
          Discussion  and  Analysis  of  Financial   Condition  and  Results  of
          Operations for the Three and Six Month Periods ended June 30, 2006.

                                                                          ITEM 1

                       RADVISION LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2006


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                                          Page
                                                                         ------
Consolidated Balance Sheets                                                 2

Consolidated Statements of Income                                           3

Consolidated Statements of Cash Flows                                     4 - 5

Notes to Consolidated Financial Statements                               6 - 13




                          - - - - - - - - - - - - - - -

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                       June 30,     December 31,
                                                         2006           2005
                                                      ----------   -------------
                                                      Unaudited       Audited
                                                      ----------   -------------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                             $ 12,308     $ 32,927
  Short-term bank deposits                                32,040       17,503
  Short-term marketable securities                        43,756       46,015
  Trade receivables (net of allowance
   for doubtful accounts of $ 734
   at June 30, 2006 and December 31, 2005)                13,145       12,257
  Other accounts receivable and prepaid expenses           3,635        4,318
  Inventories                                              4,744        2,593
                                                        --------     --------
Total current assets                                     109,628      115,613
-----                                                   --------     --------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term bank deposits                                 17,367       11,395
  Long-term marketable securities                         32,984       17,111
  Severance pay fund                                       3,247        2,931
                                                        --------     --------

Total long-term investments and receivables               53,598       31,437
-----                                                   --------     --------

PROPERTY AND EQUIPMENT, NET                                3,584        3,190
                                                        --------     --------

GOODWILL                                                   2,966        2,966
                                                        --------     --------

INTANGIBLE ASSETS, NET                                     2,996        3,542
                                                        --------     --------
Total assets                                            $172,772     $156,748
-----                                                   ========     ========

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                        $  3,917     $  1,783
  Deferred revenues                                        8,996        8,533
  Other accounts payable and accrued expenses             12,717       12,122
                                                        --------     --------
Total current liabilities                                 25,630       22,438
-----                                                   --------     --------

ACCRUED SEVERANCE PAY                                      4,098        3,643
                                                        --------     --------
Total liabilities                                         29,728       26,081
-----                                                   --------     --------

SHAREHOLDERS' EQUITY:
  Share capital:
   Ordinary shares of NIS 0.1 par value:
     Authorized - 25,000,000 shares at
       June 30, 2006 and December 31, 2005;
       Issued and outstanding - 22,245,302 and
       21,803,997 shares at June 30, 2006 and
       December 31, 2005, respectively                       227          218
  Additional paid-in capital                             120,463      116,446
  Deferred stock compensation                              2,243          -
  Retained earnings                                       20,111       14,003
                                                        --------     --------
Total shareholders' equity                               143,044      130,667
-----                                                   --------     --------
Total liabilities and shareholders' equity              $172,772     $156,748
-----                                                   ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


                                           Six months ended   Three months ended
                                                June 30,          June 30,
                                         -------------------  ------------------
                                           2006 (*)    2005     2006 (*)   2005
                                           --------    ----     --------   ----
                                                       Unaudited
                                         --------------------------------------

Revenues:
  Products                                $24,649   $20,024   $13,037   $10,527
  License and royalties                     7,626     7,227     3,649     3,723
  Services                                  9,865     6,502     5,318     3,223
                                          -------   -------   -------   -------
Total revenues                             42,140    33,753    22,004    17,473
-----                                     -------   -------   -------   -------

Cost of revenues:
  Products                                  5,759     4,363     3,277     2,105
  Services                                  2,321     1,516     1,152       998
                                          -------   -------   -------   -------
Total cost of revenues                      8,080     5,879     4,429     3,103
-----                                     -------   -------   -------   -------

Gross profit                               34,060    27,874    17,575    14,370
                                          -------   -------   -------   -------
Operating costs and expenses:
  Research and development                 11,905     9,709     6,160     5,054
  Marketing and selling                    15,166    11,763     7,767     6,006
  General and administrative                2,976     2,311     1,515     1,152
                                          -------   -------   -------   -------
Total operating costs and expenses         30,047    23,783    15,442    12,212
-----                                     -------   -------   -------   -------

Operating income                            4,013     4,091     2,133     2,158
Financial income, net                       2,704     1,329     1,433       768
                                          -------   -------   -------   -------

Income before taxes on income               6,717     5,420     3,566     2,926
Taxes on income                               609        30       355        30
                                          -------   -------   -------   -------
Net income                                $ 6,108   $ 5,390   $ 3,211   $ 2,896
                                          =======   =======   =======   =======
Basic net earnings per Ordinary share     $  0.28   $  0.26   $  0.14   $  0.14
                                          =======   =======   =======   =======
Diluted net earnings per Ordinary share   $  0.27   $  0.24   $  0.14   $  0.13
                                          =======   =======   =======   =======


(*) See Note 2 to the interim consolidated financial statements. Net income for the six and three months ended June 30, 2006 included a stock-based
     compensation   expense   under  SFAS   123(R)  of  $  2,243  and  $  1,215,
     respectively, related to employee stock options. There was no stock-based compensation expense related to employee stock options under SFAS 123(R) in the six and three months ended June 30, 2005 because the Company did not adopt the recognition provisions of SFAS 123(R).

The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                          Six months ended
                                                                               June 30,
                                                                        ---------------------
                                                                           2006        2005
                                                                        ---------   ---------
                                                                              Unaudited
                                                                        ---------------------
Cash flows from operating activities:
-------------------------------------
  Net income                                                            $  6,108    $  5,390
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                           1,388       1,234
   Accrued interest and amortization of premium on held-to-maturity
     marketable securities and bank deposits, net                           (587)        347
   Amortization of deferred stock compensation                             2,243         -
   Gain on sale of property and equipment                                    -           (13)
   Increase in trade receivables, net                                       (888)     (1,038)
   Decrease in other accounts receivable and prepaid expenses                813       1,005
   Decrease (increase) in inventories                                     (2,151)        209
   Increase in deferred tax asset                                            (54)        -
   Increase (decrease) in trade payables                                   2,134         (14)
   Increase in deferred revenues                                             463          22
   Increase (decrease) in other accounts payable and accrued expenses        595      (1,445)
   Accrued severance pay, net                                                139          21
                                                                        --------    --------
Net cash provided by operating activities                                 10,203       5,718
                                                                        --------    --------
Cash flows from investing activities:
-------------------------------------
  Proceeds from redemption of held-to-maturity marketable securities      27,379       8,756
  Purchase of held-to-maturity marketable securities                     (40,815)     (9,470)
  Proceeds from withdrawal of bank deposits                                7,103       9,251
  Purchase of bank deposits                                              (27,203)    (14,751)
  Purchase of property and equipment                                      (1,236)     (1,084)
  Proceeds from sale of property and equipment                               -            19
  Purchase of FVC assets (1)                                                 -        (7,001)
                                                                        --------    --------
Net cash used in investing activities                                    (34,772)    (14,280)
                                                                        --------    --------
Cash flows from financing activities:
-------------------------------------
  Exercise of options by employees                                         3,573       4,716
  Tax benefit related to exercise of stock options                           377         -
                                                                        --------    --------
Net cash provided by financing activities                                  3,950       4,716
                                                                        --------    --------
Decrease in cash and cash equivalents                                    (20,619)     (3,846)
Cash and cash equivalents at beginning of period                          32,927      20,206
                                                                        --------    --------
Cash and cash equivalents at end of period                              $ 12,308    $  6,360
                                                                        ========    ========

Supplemental disclosure of non-cash flows from
----------------------------------------------
  investing and financing activities:
  -----------------------------------
  Receivables on account of shares                                      $     91    $     27
                                                                        ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


(1)  Supplemental disclosure of cash flow information:
     -------------------------------------------------

     In  March  2005,   the  Company   acquired  the  assets  of  First  Virtual
     Communication Inc. ("FVC"). The net fair value of the assets acquired and the liabilities assumed at the date of acquisition was as follows:

                                                                        --------

      Working capital, excluding cash and cash equivalents              $    265
      Property and equipment                                                  57
      Technology                                                           3,285
      Distribution networks                                                1,075
      Goodwill                                                             2,319
                                                                        --------
                                                                        $  7,001
                                                                        ========




The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 1:- GENERAL

          a. RADVISION Ltd. (the "Company") is an Israeli corporation which designs, develops and supplies products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet Protocol ("IP").

               The Company's products and technology are used by its customers to develop systems that enable enterprises and service providers to use packet networks for real-time IP communications.

               The Company operates under two reportable segments: 1) the Networking Business Unit ("NBU"), which focuses on networking solutions and products and is responsible for developing networking products for IP-centric voice, video and data conferencing services; and 2) the Technology Business Unit ("TBU"), which focuses on creating developer toolkits for the underlying IP communication protocols and testing tools needed for real-time voice and video over IP.

               The Company has eight wholly-owned subsidiaries: RADVISION Inc. in the United States, RADVISION HK in Hong Kong, RADVISION U.K. in the United Kingdom, RADVISION Japan KK in Japan, RADVISION FRANCE S.A.R.L in France, RADVISION B.V. in the Netherlands RADVISION GmbH in Germany, all of which are primarily engaged in marketing the Company's products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China, which is primarily engaged in research and development.

          b.   Acquisition   of  assets  and  the  business  of  First   Virtual
               Communication Inc ("FVC"):

               On March 15, 2005, following a bidding process held under the supervision of a United States Bankruptcy Court, the Company acquired substantially all of the assets of FVC and its wholly-owned subsidiary, CUseeMe Networks, Inc. FVC creates leading software products that enable interactive voice, video and data collaboration over IP-based networks. The cash purchase price for the acquisition, including transaction costs, was $ 7,496.

               The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition and the results of FVC's operations were included in the consolidated financial statements commencing from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The purchase price of the acquisition was determined and paid based on significant consideration for synergistic and strategic benefits.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 1:- GENERAL (Cont.)

               Based  upon  a  valuation  of  tangible  and  intangible   assets
               acquired, the Company has allocated the total cost of the acquisition to FVC's net assets as follows:

               Tangible assets acquired (including cash
                  and cash equivalents)                           $ 1,167
               Liabilities assumed                                   (350)
               Intangible assets:
               Technology                                           3,285
               Distribution networks                                1,075
               Goodwill                                             2,319
                                                                  -------
               Total consideration                                $ 7,496
                                                                  =======


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2005 are applied consistently in these financial statements.

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b. For further information, refer to the consolidated financial statements as of December 31, 2005.

          c.   Accounting for stock-based compensation:

               On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to employee stock purchase plans ("employee stock purchases") based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning January 1, 2006.

               The Company adopted SFAS 123(R) using the modified prospective transition method. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the six and three months ended June 30, 2006 was $ 2,243 and $ 1,215, respectively which consisted of stock-based compensation expense related to employee stock options (see d. below).

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of income. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). There was no stock-based compensation expense related to employee stock options and employee stock purchases recognized during the six and three months ended June 30, 2005.

               In conjunction with the adoption of SFAS 123(R), the Company estimates option values using the Black-Scholes method of attributing the value of stock-based compensation to expense using the straight-line method. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility, pre-vesting forfeiture rate and option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending June 30, 2006 equal to the expected option term. Expected pre-vesting forfeitures were estimated based on actual historical pre-vesting forfeitures over the most recent periods ending June 30, 2006 for the expected option term. The expected option term was calculated using the "simplified" method permitted by SAB 107.

               The fair value estimated at the date of grant using a Black - Scholes Option Valuation Model with the following weighted-average assumptions for the six and three months ended June 30, 2006 and 2005:

                                         Six months ended    Three months ended
                                              June 30,            June 30,
                                       -------------------- -------------------
                                         2006       2005      2006       2005
                                       --------   --------- --------   --------
                                                      Unaudited
                                       ----------------------------------------
              Risk free interest          4.51%      3.94%     4.85%      3.91%
              Dividend yields             0%         0%        0%         0%
              Volatility                  0.71       0.37      0.71       0.38
              Expected life (years)       6.15       4         6.11       4

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, expect per share data


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Pro forma stock compensation expense for the six and three months ended June 30, 2005:

               For the six and three months ended June 30, 2005, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award. Since all options granted during the quarterly period ended June 30, 2005 had an exercise price equal to the closing market price of the underlying common stock on the grant date, no compensation expense was recognized. If compensation expense had been recognized based on the estimated fair value of each option granted in accordance with the provisions of SFAS 123, as amended by Statement of Financial Accounting Standard No. 148, net income and net earnings per share would have been reduced to the following pro-forma amounts:

               Pro forma information under SFAS No. 123:


                                             Six months   Three months
                                                ended        ended
                                               June 30,     June 30,
                                                2005          2005
                                             -----------  ------------
                                                    Unaudited
                                             -------------------------

Net income as reported                        $    5,390   $   2,896
Deduct - stock-based compensation expense
   determined under fair value method for
   all awards                                      1,705         814
                                              ----------   ---------
Pro forma net income                          $    3,685$      2,082
                                              ==========   =========
Basic net earnings per share, as reported     $     0.26   $    0.14
                                              ==========   =========
Diluted net earnings per share, as reported   $     0.24   $    0.13
                                              ==========   =========
Pro forma basic net earnings per share        $     0.18   $    0.10
                                              ==========   =========
Pro forma diluted net earnings per share      $     0.17   $    0.10
                                              ==========   =========

               Pro forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro forma stock compensation expense presented above for the prior period ended June 30, 2005 under SFAS 123 and the stock compensation expense recognized during the current quarterly period ended June 30, 2006 under SFAS 123(R) are not directly comparable. In accordance with the modified prospective transition method of SFAS 123(R), the prior comparative quarterly results have not been restated.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          d.   Reconciliation of GAAP to Non-GAAP operating results:

               To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, expect per share data


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The following table reconciles the GAAP to non-GAAP operating results:

                                                  Six months ended                                 Three months ended
                                                      June 30,                                          June 30,
                                  ----------------------------------------------  -----------------------------------------------
                                               2006                     2005                   2006                       2005
                                  ---------------------------------  -----------  -----------------------------------   ---------
                                                                Unaudited
                                  -----------------------------------------------------------------------------------------------
                                              Non-GAAP                                         Non-GAAP
                                   GAAP      adjustment                  GAAP       GAAP      adjustment                   GAAP
                                  results        to        Non-GAAP     results    results        to          Non-GAAP    results
                                    (as      share-based  results -       (as        (as      share-based     results      (as
                                  reported) compensation  pro forma    reported)  reported)  compensation    pro forma   reported)
                                  --------- ------------  ---------    ---------  ---------  ------------    ---------   ---------
Revenues                           $42,140      $    -     $42,140      $33,753    $22,004     $    -        $22,004     $17,473
Cost of revenues                     8,080         165       7,915        5,879      4,429         96          4,333       3,103
                                   -------      ------     -------      -------    -------     ------        -------     -------
Gross profit                        34,060         165      34,225       27,874     17,575         96         17,671      14,370
                                   -------      ------     -------      -------    -------     ------        -------     -------
Operating costs and expenses:
  Research and development          11,905         681      11,224        9,709      6,160        382          5,778       5,054
  Marketing and selling             15,166         939      14,227       11,763      7,767        500          7,267       6,006
  General and administrative         2,976         458       2,518        2,311      1,515        237          1,278       1,152
                                   -------      ------     -------      -------    -------     ------        -------     -------
Total operating costs and expenses  30,047       2,078      27,969       23,783     15,442      1,119         14,323      12,212
-----                              -------      ------     -------      -------    -------     ------        -------     -------
Operating income                     4,013       2,243       6,256        4,091      2,133      1,215          3,348       2,158
Financial income, net                2,704           -       2,704        1,329      1,433          -          1,433         768
                                   -------      ------     -------      -------    -------     ------        -------     -------
Income before taxes                  6,717       2,243       8,960        5,420      3,566      1,215          4,781       2,926
Taxes on income, net                   609           -         609           30        355          -            355          30
                                   -------      ------     -------      -------    -------     ------        -------     -------
Net income                         $ 6,108      $2,243     $ 8,351      $ 5,390    $ 3,211     $1,215        $ 4,426     $ 2,896
                                   =======      ======     =======      =======    =======     ======        =======     =======
Basic net earnings per
  Ordinary share                   $  0.28      $ 0.10     $  0.38      $  0.26    $  0.14     $ 0.06        $  0.20     $  0.14
                                   =======      ======     =======      =======    =======     ======        =======     =======
Diluted net earnings per
  Ordinary share                   $  0.27      $ 0.10     $  0.37      $  0.24    $  0.14     $ 0.06        $  0.20     $  0.13
                                   =======      ======     =======      =======    =======     ======        =======     =======

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:- UNAUDITED INTERIM FINANCIAL STATEMENTS

          The accompanying unaudited interim consolidated financial statements have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2006, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2006.


NOTE 4:- INVENTORIES

                                                 June 30,         December 31,
                                                   2006               2005
                                                 ---------        ------------
                                                 Unaudited          Audited
                                                 ---------        ------------
            Raw materials                         $ 4,087           $ 2,451
            Finished products                         657               142
                                                  -------           -------
                                                  $ 4,744           $ 2,593
                                                  =======           ========


NOTE 5:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                       June 30,    December 31,
                                                         2006          2005
                                                       ---------   ------------
                                                       Unaudited     Audited
                                                       ---------   ------------

            Payroll and related accruals               $  3,668     $  3,133
            Accrued expenses and other liabilities        9,049        8,989
                                                       --------     --------
                                                       $ 12,717     $ 12,122
                                                       ========     ========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 6:- NET EARNINGS PER SHARE

          The following table sets forth the calculation of basic and diluted net earnings per share:

                                            Six months ended          Three months ended
                                                June 30,                   June 30,
                                        ------------------------   ------------------------
                                           2006          2005         2006          2005
                                        ----------    ----------   -----------   ----------
                                                            Unaudited
                                        ---------------------------------------------------
  Numerator:
    Net income                          $    6,108    $    5,390   $    3,211    $    2,896
                                        ==========    ==========   ==========    ==========

  Number of shares:
    Denominator:
     Denominator for basic earnings
      per share - weighted average
      of ordinary shares                22,105,694    20,854,595   22,216,021    20,994,973
     Effect of dilutive securities:
     Employee stock options and
      unvested restricted shares           426,770     1,172,473      388,626     1,025,973
                                        ----------    ----------   ----------    ----------
                                        22,532,464    22,027,068   22,604,647    22,020,946
                                        ==========    ==========   ==========    ==========

  Basic net earnings per ordinary
  share                                 $     0.28    $     0.26   $     0.14    $     0.14
                                        ==========    ==========   ==========    ==========

  Diluted net earnings per ordinary
  share                                 $     0.27    $     0.24   $     0.14    $     0.13
                                        ==========    ==========   ==========    ==========




                             - - - - - - - - - - - -

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


This information should be read in conjunction with the consolidated financial statements and notes included in the consolidated financial statements for the quarterly period ended June 30, 2006 above and the audited consolidated financial statements and notes thereto and Item 5. Operating and Financial Review and Prospects contained in our 2005 Annual Report on Form 20-F. The discussion and analysis which follows may contain trend analysis and other "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters that are not historical facts. Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to differ materially from those expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the section entitled "Risk Factors" and elsewhere in our 2005 Annual Report on Form 20-F.

Background

          We design, develop and supply products and technology that enable real-time voice, video and data communication over packet networks, including the Internet and other Internet Protocol, or IP, networks. We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. Since our initial public offering on March 14, 2000, our ordinary shares have been listed on the NASDAQ National Market (symbol: RVSN), and our ordinary shares have also traded on the Tel Aviv Stock Exchange since October 20, 2002.

          We have eight wholly-owned subsidiaries: RADVISION Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands, RADVISION GmbH in Germany, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China., which is primarily engaged in research and development.

          Our revenues are generated in U.S. dollars or are linked to the dollar and a majority of our expenses are incurred in U.S. dollars. Consequently, we use the dollar as our functional currency. Transactions and balances in other currencies are re-measured into dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from re-measurement are reflected in the statements of operations as financial income or expenses as appropriate.

Overview

          We are the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G (Third Generation) networks. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

          We have approximately 450 customers worldwide, including Cisco, Aethra, Alcatel, Lucent, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Panasonic, Qualcomm, Samsung, Shanghai Bell, Siemens, Sony and Telecom Italy.

          Since 2001, we have conducted our business through two separate business units corresponding to our two product lines to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

          Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing network solutions for IP, ISDN, SIP, H.323 and 3G-based networks, supporting most end points in the industry today. These products are sold to the enterprise market, U.S. federal government and service provider market.

          On March 15, 2005, following a bidding process held under the supervision of a United States Bankruptcy Court, we acquired substantially all of the assets of First Virtual Communications, Inc, or FVC, and its wholly owned subsidiary, CUseeMe Networks, Inc., on an "as is" basis. We acquired FVC's leading software products that enable interactive voice, video and data collaboration over IP-based networks. The products provide cost-effective, integrated end-to-end solutions for large-scale deployments from the desktop to the conference room and also enable best-of-breed collaborative conferencing solutions to be extended to ISDN and ATM networks. FVC's Click to Meet(TM) products provide integrated and scalable desktop conferencing solutions. Click to Meet(TM) products are fully integrated with a single software architecture consisting of the Conference Server, the Conference Client and the Middleware to tie them together. Click to Meet(TM) products are widely used throughout the world and offer a robust set of functionalities. The purchase price was approximately $7.0 million. We also hired approximately thirty former employees of FVC that were based in Nashua, New Hampshire, and who were involved in marketing, selling and supporting the acquired FVC products. In the year ended December 31, 2005, we recognized revenues of $5.1 million from Click to Meet(TM) products as part of our NBU segment.

          Our Technology Business Unit, or TBU, is a one-stop-shop for developer platforms that equipment vendors use to build voice and video over IP and 3G products and solutions. Our TBU provides protocol development tools and platforms, as well as associated solutions such as testing platforms and IP phone toolkits that enable equipment vendors and service providers to develop and deploy new IP and 3G-based converged networks, services, and technologies. Our

TBU solutions include developer toolkits for SIP, MEGACO/H.248, MGCP, H.323, and 3G-324M, as well as our ProLab(TM) Test Management Suite and IP Phone Toolkit. Our toolkits have been used by developers in a wide range of environments from chipsets to simple user devices such as IP phones, and from integrated video systems through carrier class network devices such as gateways, switches, soft switches and 3G multimedia gateways.

          Both business units also provide professional services to customers, assisting them to integrate our technology into their products and to customize our products to their specific needs.

Our Strategy

          Our goal is to be the leading provider of solutions that enable real-time multimedia (voice, video and data) collaboration and communication over packet and 3G networks. We provide solutions at every level - protocol developer toolkits, professional services, network infrastructure, as well as integrated solutions that complement the communication solutions of other vendors such as those from Alcatel, Cisco, Microsoft and Sony. We believe that the combination of offering IP-centric networking products, along with software toolkits, positions us as a key enabling vendor in the evolution of IP communications.

Results of Operations

          The following table presents, as a percentage of total revenues, statements of operations data for the periods indicated:

                                              Three months         Six months
                                             ended June 30,      ended June 30,
                                         -------------------   -----------------
                                            2006      2005      2006      2005
                                         ---------  --------   -------   -------
                                                         Unaudited
                                         ---------------------------------------
Revenues                                   100%      100%        100%      100%
Operating costs and expenses:
Cost of revenues.......................    20.1      17.8        19.2      17.4
   Gross profit........................    79.9      82.2        80.8      82.6

   Research and development............    28.0      28.9        28.3      28.8
   Marketing and selling...............    35.3      34.4        36.0      34.9
   General and administrative..........     6.9       6.6         7.1       6.8
Total operating expenses...............    70.2      69.9        71.4      70.5
Operating income  .....................     9.7      12.3         9.4      12.1
Financial income, net..................     6.5       4.4         6.4       3.9
Taxes on income........................     1.6       -           1.4       -
Net income.............................    14.6      16.7        14.4      16.0


Three Months Ended June 30, 2006 Compared with Three Months Ended June 30, 2005

          Revenues. We generate revenues from sales of our networking products that are primarily sold in the form of off-the-shelf products, and our technology products that are primarily sold in the form of software development kits, as well as related maintenance and support services. We generally recognize revenues from the sale of our products upon shipment and when collection is probable. Revenues generated from maintenance and support services are deferred and recognized ratably over the period of the term of service. We price our networking products on a per unit basis and grant discounts based upon unit volumes. We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits. We sell our products and technology through direct sales and various indirect distribution channels in the Americas, Europe, and the Asia Pacific region.

          Our revenues increased from $17.5 million for the three months ended June 30, 2005 to $22.0 million for the three months ended June 30, 2006, an increase of $4.5 million or 25.7%. This increase in revenues was due to a $4.1 million increase in sales of our networking products and a $400,000 increase in sales of our technology products, mainly in the Americas.

          Revenues from networking products increased from $11.9 million for the three months ended June 30, 2005 to $16.0 million for the three months ended June 30, 2006, an increase of $4.1 million or 34.5%. The increase in revenues from networking products was primarily attributable to increased OEM sales to Cisco. During the three months ended June 30, 2006, we introduced our new video platform.

          Revenues from technology products increased from $5.6 million for the three months ended June 30, 2005 to $6.0 million for the three months ended June 30, 2006, an increase of $400,000 or 7.1%. The increase in revenues from technology products was attributable to an $800,000 increase in royalty revenues, a $200,000 increase in maintenance revenues and a $250,000 increase in professional services. This increase was offset by a $900,000 decrease in revenues from software licenses.

          Revenues from sales to customers in the Americas increased from $8.8 million, or 50.6% of revenues, for the three months ended June 30, 2005 to $13.0 million, or 59.1% of revenues, for the three months ended June 30, 2006, an increase of $4.2 million or 47.8%. The increase in sales to customers in the Americas was primarily attributable to increased OEM sales to Cisco.

          Revenues from sales to customers in Europe and the Middle East increased from $4.9 million for the three month period ended June 30, 2005, or 28.3% of revenues, to $5.3 million, or 24.0% of revenues, for the three months ended June 30, 2006, an increase of $400,000 or 8.2%. The increase in sales to customers in Europe and the Middle East is primarily attributable to an increase in royalty revenues, maintenance revenues and professional services of our TBU.

          Revenues from sales to customers in the Asia Pacific region remained constant at $3.7 million for the three months ended June 30, 2005 and 2006. Revenues from sales to customers in the Asia Pacific region as a percentage of revenues decreased from 21.1% of revenues for the three months ended June 30, 2005 to 16.8% of revenues for the three months ended June 30, 2006.

          Cost of Revenues. Our cost of revenues consists of component and material costs, direct labor costs, subcontractor fees, overhead related to manufacturing and depreciation of manufacturing equipment. Our gross margin is affected by the selling prices for our products, as well as the proportion of our revenues generated from the sale of our technology products as compared to our networking products and the proportion of our revenues generated from the sale of our software solutions of our technology segment as compared to our hardware products of our networking segment.

          Cost of revenues increased from $3.1 million for the three month period ended June 30, 2005 to $4.4 million for the three months ended June 30, 2006, an increase of $1.3 million, or 41.9%. Gross profit as a percentage of revenues decreased from 82.2% for the three months ended June 30, 2005 to 79.9% for the three months ended June 30, 2006, due to the increased proportion of networking product sales that have lower profit margins. In addition, cost of revenues for the three months ended June 30, 2006 included $100,000 of stock-based compensation recorded under Financial Accounting Standards Board Statement No. 123(revised 2004), "Share-Based Payment," or FASB No. 123(R).

          Research and Development. Our research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and depreciation of equipment. Research and development expenses increased from $5.1 million for the three months ended June 30, 2005 to $6.2 million for the three months ended June 30, 2006, an increase of $1.1 million or 21.6%. This increase was primarily attributable to an increase in the number of research and development personnel. In addition, research and development expenses for the three months ended June 30, 2006 included $400,000 of stock-based compensation recorded under FASB No. 123(R).

          Marketing and Selling. Our marketing and selling expenses consist primarily of compensation and related costs for sales personnel, marketing personnel, sales commissions, marketing programs, public relations, promotional materials, travel expenses and trade show exhibit expenses. Marketing and selling expenses increased from $6.0 million for the three months ended June 30, 2005 to $7.8 million for the three months ended June 30, 2006, an increase of $1.8 million or 30.0%. Marketing and selling expenses as a percentage of revenues increased from 34.4% for the three months ended June 30, 2005 to 35.3% for the three months ended June 30, 2006. This increase was primarily attributable to an increase in the number of marketing and sales personnel. In addition, marketing and selling expenses for the three months ended June 30, 2006 included $500,000 of stock-based compensation recorded under FASB No. 123(R).

          General and Administrative. Our general and administrative expenses consist primarily of salaries and related expenses for executive, accounting and human resources personnel, professional fees, provisions for doubtful accounts and other general corporate expenses. General and administrative expenses increased from $1.2 million for the three months ended June 30, 2005 to $1.5 million for the three months ended June 30, 2006, an increase of $300,000 or 25.0%. General and administrative expenses as a percentage of revenues increased from 6.6% for the three months ended June 30, 2005 to 6.9% for the three months ended June 30, 2006. This increase was primarily attributable to $250,000 of stock-based compensation recorded under FASB No. 123(R).

          Operating Income. Our operating income decreased from $2.2 million for the three months ended June 30, 2005 to $2.1 million for the three months ended June 30, 2006, a decrease of $100,000 or 4.5%. Excluding stock-based compensation recorded under FASB No. 123(R), our operating income increased from $2.2 million for the three months ended June 30, 2005 to $3.3 million for the three months ended June 30, 2006.

          Financial Income, net. Our financial income consists primarily of interest earned on our bank deposits and other liquid investments, and gains and losses from the re-measurement of monetary balance sheet items denominated in non-dollar currencies into dollars. We recorded financial income, net of $800,000 for the three months ended June 30, 2005 compared to $1.4 million for the three months ended June 30, 2006. This financial income was principally derived from the investment of the proceeds of our March 2000 initial public offering, cash generated from operating activities and the exercise of options by employees. Our financial income increased in the three months ended June 30, 2006 principally as a result of higher prevailing interest rates and an increase in funds available for investment.

Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005

          Revenues. Our revenues increased from $33.8 million for the six months ended June 30, 2005 to $42.1 million for the six months ended June 30, 2006, an increase of $8.3 million or 24.6%. This increase in revenues was due to a $7.5 million increase in sales of our networking products and an $800,000 increase in sales of our technology products. The result reflects increased sales in all regions.

          Revenues from networking products increased from $22.6 million for the six months ended June 30, 2005 to $30.1 million for the six months ended June 30, 2006, an increase of $7.5 million or 33.2%. The increase in revenues from networking products was primarily attributable to increased OEM sales to Cisco, revenues from the sales of the Click to Meet products which we acquired in March 2005 and increased revenues from our 3G products.

          Revenues from technology products increased from $11.1 million for the six months ended June 30, 2005 to $12.0 million for the six months ended June 30, 2006, an increase of $900,000 or 8.1%. The increase in revenues from technology products was attributable to a $1.5 million increase in royalty revenues and a $500,000 increase in maintenance revenues. This increase was offset by a $1.1 million decrease in revenues from software licenses.

          Revenues from sales to customers in the Americas increased from $17.3 million, or 51.3% of revenues, for the six months ended June 30, 2005 to $22.8 million, or 54.2% of revenues, for the six months ended June 30, 2006, an increase of $5.5 million or 31.8%. The increase in sales to customers in the Americas was primarily attributable to increased sales of our networking products, primarily OEM sales to Cisco.

          Revenues from sales to customers in Europe and the Middle East increased from $9.6 million for the six month period ended June 30, 2005, or 28.4% of revenues, to $11.8 million, or 27.9% of revenues, for the six months ended June 30, 2006, an increase of $2.2 million or 22.9%. The increase in sales to customers in Europe and the Middle East is primarily attributable to an increase in sales of our networking products, mainly our 3G products.

          Revenues from sales to customers in the Asia Pacific region increased from $6.8 million, or 20.2% of revenues, for the six months ended June 30, 2005 to $7.5 million, or 17.9% of revenues, for the six months ended June 30, 2006, an increase of $700,000 or 10.3%. The increase in sales to customers in the Asia Pacific region is due to strong growth and increased market demand for our networking products, particularly in China, Japan and Australia.

          Cost of Revenues. Cost of revenues increased from $5.9 million for the six month period ended June 30, 2005 to $8.1 million for the six months ended June 30, 2006, an increase of $2.2 million or 37.3%. Gross profit as a percentage of revenues decreased from 82.6% for the six months ended June 30, 2005 to 80.8% for the six months ended June 30, 2006, due to the increased proportion of networking product sales that have lower gross margins. In addition, cost of revenues for the six months ended June 30, 2006 included $200,000 of stock-based compensation recorded under FASB No. 123(R).

          Research and Development. Research and development expenses increased from $9.7 million for the six months ended June 30, 2005 to $11.9 million for the six months ended June 30, 2006, an increase of $2.2 million or 22.7%. Research and development expenses as a percentage of revenues decreased from 28.8% for the six months ended June 30, 2005 to 28.3% for the six months ended June 30, 2006. The increase in research and development expenses was primarily attributable to an increase in the number of research and development personnel mainly due to the acquisition of FVC in March 2005. In addition, research and development expenses for the six months ended June 30, 2006 included $900,000 of stock-based compensation recorded under FASB No. 123(R).

          Marketing and Selling. Marketing and selling expenses increased from $11.8 million for the six months ended June 30, 2005 to $15.2 million for the six months ended June 30, 2006, an increase of $3.4 million or 28.8%. Marketing and selling expenses as a percentage of revenues increased from 34.9% for the six months ended June 30, 2005 to 36.0% for the six months ended June 30, 2006. This increase was primarily attributable to an increase in the number of marketing and sales personnel. In addition, marketing and selling expenses for the six months ended June 30, 2006 included $900,000 of stock-based compensation recorded under FASB No. 123(R).

          General and Administrative. General and administrative expenses increased from $2.3 million for the six months ended June 30, 2005 to $3.0 million for the six months ended June 30, 2006, an increase of $700,000 or 30.4%. General and administrative expenses as a percentage of revenues increased from 6.8% for the six months ended June 30, 2005 to 7.1% for the six months ended June 30, 2006. This increase was primarily attributable to $500,000 of stock-based compensation recorded under FASB No. 123(R).

          Operating Income. Our operating income decreased from $4.1 million for the six months ended June 30, 2005 to $4.0 million for the six months ended June 30, 2006. Excluding stock-based compensation recorded under FASB No. 123(R), our operating income increased from $4.1 million for the six months ended June 30, 2005 to $6.3 million for the six months ended June 30, 2006.

          Financial Income, net. We recorded financial income of $1.3 million for the six months ended June 30, 2005 compared to $2.7 million for the six months ended June 30, 2006. This financial income was principally derived from the investment of the proceeds of our March 2000 initial public offering, cash generated from operating activities and the exercise of options by employees. Our financial income increased in the six months ended June 30, 2006 principally as a result of higher prevailing interest rates and an increase in funds available for investment.

Liquidity and Capital Resources

         As of June 30, 2006, we had approximately $12.3 million in cash and cash equivalents, $75.8 million in short-term investments and our working capital was approximately $84.0 million as compared to approximately $32.9 million in cash and cash equivalents, $63.5 million in short-term investments and working capital of approximately $93.2 million at December 31, 2005. Taking into account long-term liquid investments, we had approximately $138.5 million in cash and liquid investments as of June 30, 2006 compared to $125.0 million in cash and liquid investments as of December 31, 2005.

         The following table summarizes our cash flows for the periods presented:

                                                       Six Months ended June 30,
                                                       -------------------------
                                                          2006           2005
                                                       ----------    -----------
                                                           ($ in thousands)
Net cash used in operating activities.................  $   10.2      $   5.7
Net cash used in investing activities.................  $  (34.8)     $ (14.2)
Net cash provided by financing activities.............  $    4.0      $   4.7
Net (decrease) increase in cash and cash equivalents..  $  (20.6)     $  (3.8)
Cash and cash equivalents at beginning of period......  $   32.9      $  20.2
Cash and cash equivalents at end of period............  $   12.3      $  16.4

          We generated $10.2 million from operating activities for the six months ended June 30, 2006 compared to $5.7 million for the same period in 2005. This amount was primarily attributable to an increase in our net income, which for cash flow purposes does not reflect stock-based compensation of $2.2 million recorded under FASB No. 123(R).

          Net cash used in investing activities was approximately $34.8 million for the six months ended June 30, 2006. Of such cash used in investing activities, $33.6 million was used for investments in bank deposits and marketable securities, net and $1.2 million was used for purchases of property and equipment.

          Our financing activities generated $4.0 million for the six months ended June 30, 2006 compared to $4.7 million for the same period in 2005. Cash provided by financing activities in both periods is attributable to proceeds received from the exercise of employee stock options.

          Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We plan to pursue strategic initiatives and make operating investments in 2006 as we position our company to realize what we perceive to be increasing market opportunities in the coming years. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures. We may establish additional operations as we expand globally. During the second quarter of 2006, we also announced that we intend to commence a $30 million stock buy-back program.

Off-Balance Sheet Arrangements

          We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Third Quarter 2006 Guidance

          Net sales for the third quarter of 2006 are expected to be approximately $23.2 million, an increase of approximately $4.1 million or 21.5% compared with the third quarter of 2005.

          Net income for the third quarter of 2006 is expected to increase to approximately $3.4 million, or $0.15 per diluted share. This includes stock-based compensation expense related to the adoption of FASB No. 123(R) of $1.3 million or $0.06 per diluted share

         These projections are subject to substantial uncertainty that could cause our future results to differ materially from the guidance we have provided.

Quantitative And Qualitative Disclosure About Market Risks

          We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

          As of June 30, 2006, we had cash and cash equivalents and short-term and long-term investments and deposits of $138.5 million. We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of AA. These investments are not purchased for trading or other speculative purposes. Due to the nature of these investments, we believe that we do not have a material exposure to market risk.

          Our exposure to market risks for changes in interest rates is limited since we do not have any material indebtedness.

Foreign Currency Exchange Risk

          We develop products in Israel and sell them in the Americas, the Middle East, Asia and several European countries. As a result our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

          Our foreign currency exposure with respect to our sales is mitigated, and we expect it will continue to be mitigated, through salaries, purchases of materials and support operations, in which part of these costs are denominated in New Israeli Shekels, or NIS.

          Since the beginning of 2006, the NIS has devaluated approximately 3.5% against the dollar. The inflation rate in Israel was approximately 1.6% in the first six months of 2006 compared to an annual inflation rate of 2.4% in 2005 and 1.2% in 2004.

          Since most of our sales are quoted in dollars, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

Risk Factors

          Other than as reflected below, there have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended December 31, 2005.

Conducting business in Israel entails special risks.

          Since July 2006, Israel has been engaged in an armed conflict with Hezbollah forces in Lebanon, which has involved rocket attacks on populated areas in the northern parts of Israel. This situation has had an adverse effect on Israel's economy, at this stage primarily in the geographical areas directly harmed by this conflict. If this situation continues or escalates in the future, the adverse economic effect may deepen and spread to additional geographical areas. Although such conflict has not had a material adverse impact on our operations to date, should it develop into broader operations or war, it could have a negative impact on our operations.

          Many of our directors, officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

          The implications of these developments cannot at this time be foreseen. No predictions can be made as to whether or when a final resolution of the region's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition and operations, impact our results and adversely affect our share price.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            RADVISION LTD.
                                               (Registrant)



                                            /s/ Arnold Taragin
                                            ------------------
                                            Arnold Taragin
                                            Corporate Vice President
                                            and General Counsel


Date: August 7, 2006